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19006362

MAR 01 2019

Washington, DC

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50041

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Uhlmann Price Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

303 W. Madison Street, Suite 1700
(No. and Street)

CHICAGO (City) IL (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Baer 312-264-4343 312-264-4343
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries, LLP
(Name – *if individual, state last, first, middle name*)

5251 S. Quebec Street (Address) Greenwood Village (City) CO (State) 80111 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

RMS

OATH OR AFFIRMATION

I, James Baer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Uhlmann Price Securities, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SEC Mail Processing
MAR 01 2019
Washington, DC

DENISE POLING
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
August 16, 2019

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UHLMANN PRICE SECURITIES, L.L.C.

TABLE OF CONTENTS

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Uhlmann Price Securities, L.L.C.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Uhlmann Price Securities, L.L.C. (the "Company") as of December 31, 2018 and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Spicer Jeffries LLP

We have served as Uhlmann Price Securities, L.L.C.'s auditor since 2010.

Denver, Colorado
February 21, 2019

UHLMANN PRICE SECURITIES, L.L.C.

NOTES TO FINANCIAL STATEMENTS

ASSETS

Cash and cash equivalents	$	301,229
Deposit with clearing broker		75,000
Receivables:		
Commissions		356,389
Due from employees and affiliates (Note 3)		30,552
Other		188
Furniture, equipment and software, at cost, net of accumulated depreciation and amortization of $313,337		4,221
Other assets		49,544
	$	**817,123**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:

Accounts payable and accrued expenses	$	72,453
Commissions and salaries payable		256,895
Due to employees (Note 3)		7,984
Total liabilities		337,332

COMMITMENTS AND CONTINGENCIES (Notes 3 and 4)

MEMBER'S EQUITY (Note 2)		479,791
	$	**817,123**

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Uhlmann Price Securities, L.L.C. (the "Company") a limited liability company, was organized in the State of Illinois on February 19, 1997 and operates as a securities broker-dealer. The Company is registered as a securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company earns revenues from the sale of securities and acts as a selling agent for public and private commodity pools.

Effective December 31, 2017, UPS Holdings, L.L.C. (UPSH), a limited liability company purchased 100% of the membership interests in the Company from Price Holdings, Inc., the Company's sole owner. Effective January 1, 2018, UPSH sold a 1% interest in the Company to JBAK Holdings L.L.C. (JBAK). The principals of UPSH and JBAK are James Baer and Alan Konn, both of whom are officers of the Company.

Clearing Agreement

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreements with its clearing brokers provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmation and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

Securities transactions and commission revenue and expense are recorded on a trade date basis. Commission revenue earned on the sale of public commodity pools, interest and dividend income are recognized on the accrual method.

Depreciation and Amortization

Furniture, equipment, software and leasehold improvements are recorded at cost and the Company provides for depreciation and amortization of furniture, equipment, software and leasehold improvements on a straight-line method based on the estimated useful lives of the assets or the lease term for leasehold improvements.

Income Taxes

The Company is an Illinois limited liability company and is not subject to federal income tax. The Company's members are required to file federal and state income tax returns recognizing their allocable portion of the Company's taxable income.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2015. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2018.

NOTE 2 - NET CAPITAL AND MINIMUM CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2018, the Company had net capital and net capital requirements of $319,006 and $50,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 1.06 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

In 2013, the Company entered into a non-cancellable operating lease for office space through June 30, 2016 for its Skokie location which was subsequently extended through February 28, 2019. Effective December 18, 2018, the Company extended its lease from March 1, 2019 through August 31, 2020.

Future minimum lease payments under this lease are as follows:

Year	Amount
2019	62,293
2020	41,700
	$ 103,993

In addition, the Company subleases office space on a month to month basis from Price Holdings, Inc. (PH) which was the Company's sole owner until December 31, 2017. As one of the conditions of the purchase of the Company, the Company's current owners agreed to continue to sublease such office space through February 28, 2019. The Company paid approximately $137,000 under this arrangement for the year ended December 31, 2018.

The Company has evaluated FASB Accounting Standards Update 2016-02, Leases (Topic 842) – effective for fiscal years beginning after December 15, 2018 and has updated its recognition of the corresponding lease assets and liabilities. Implementation of the new standard is not expected to materially affect the Company's operations or net capital computations.

The Company had payables to officers of the Company in the amount of $7,984 and receivables from affiliated entities in the amount of $993 at December 31, 2018. In addition, at December 31, 2018, the Company had receivables from officers and employees of the Company in the amount of $29,559 for expenses paid on their behalf.

The Company earns commissions and fees from the sale of interests in affiliated commodity pools. For the year ended December 31, 2018 the Company earned approximately $166,748 in commissions and fees from these affiliated commodity pools, and at December 31, 2018, had a receivable from these commodity pools of $24,549.

NOTE 4 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND UNCERTAINTIES

In the normal course of business, the Company's activities through its clearing broker involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

In addition, the Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable and deposit from this clearing broker could be subject to forfeiture.

NOTE 4 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND UNCERTAINTIES (continued)

The Company's financial instruments, including cash and cash equivalents, deposit with clearing broker, receivables, accounts payable and accrued expenses, commissions and salaries payable and due to affiliates and employees are carried at amounts that approximate fair value due to the short-term nature of the instruments.

The Company also maintains its cash balances at Northern Trust, which at times may exceed federally insured limits. As of December 31, 2018, the Company had $51,229 in excess of the federally insured limit. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

The Company has been named in a claim filed with FINRA by a customer whose investment in an offering lost most of its value. An arbitration hearing on this matter has been set for September 2019. Although the outcome is uncertain at this time the Company strongly disputes the claim and plans to vigorously defend itself regarding this matter. The Company does not anticipate any costs, outside of legal fees up to the amount of their insurance deductible, regardless of the outcome.

NOTE 5 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through date the financial statements were issued. On January 25, 2019, the Company entered into a sub-lease agreement for office space for its Chicago location, from February 1, 2019 through November 29, 2022. Minimum lease payments for the sub-lease period are $721,792. The evaluation did not result in any other subsequent events that required disclosures and/or adjustments.

UHLMANN PRICE SECURITIES, L.L.C.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**.